EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited First Quarter 2026 Financial Results

Singapore, June 2, 2026 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the first quarter ended March 31, 2026.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “In the first quarter, we continued to expand our user base and client assets, while further optimizing our comprehensive product offerings. Supported by these solid fundamentals, both our topline and operating performance have achieved notable year-over-year growth. Our total revenue for the first quarter reached US$154.9 million, representing a 26.3% increase year over year. Net loss and non-GAAP net loss attributable to UP Fintech for the quarter were $26.9 million and $23.8 million, versus net income of $30.4 million and $36.0 million in the same quarter last year. Recently on May 22, the Beijing Bureau of the China Securities Regulatory Commission (CSRC) issued administrative penalties and ordered the confiscation of illegal gains against certain subsidiaries of the Company, with a total amount of approximately RMB 411 million (equivalent to roughly $59.7 million). The penalties stemmed from certain subsidiaries’ unlicensed cross-border securities business and illegal activities relating to the fund and futures business in mainland China. The Company sincerely accepts the penalty and has recognized it as a subsequent significant event for the first quarter. Considering the Company’s overall profitability and cash flow position, this one-off expense will not have a material adverse impact on our business operations or long-term development.

In the first quarter, we added 28,900 new funded clients, with great majority of which came from Singapore and Hong Kong markets. Our total funded accounts reached 1,282,800 at quarter end, representing an 11.3% year-over-year increase. We continued to see solid net asset inflows, which amounted to $2.9 billion in the first quarter. It marks the first time in our history that quarterly net asset inflow above $2 billion from consolidated retail accounts, further demonstrating solid progress delivered by our client quality focused strategy. The overall market trended downward in the first quarter, driven by the pullbacks across financials, technology and consumer discretionary sectors. This caused $4.9 billion mark to market losses in client assets, led our total client assets down 3.2% quarter on quarter, though it still achieved a solid 28.4% year over year growth to reach $58.9 billion at quarter end. Nasdaq has since staged a rebound in the second quarter, and all mark to market losses on client assets recorded in the first quarter have been fully recovered on a quarter-to-date basis.

We continued optimizing products and elevating user experience. This quarter, we upgraded Tiger AI to a Multi-Agent structure, splitting functions like search, analysis, forecasting and risk control into standalone agents for more accurate outputs. In addition, we launched the Futures-focused Agent in the first quarter, which greatly improves accuracy and practicality in future-related inquiries and effectively lifts user satisfaction with Tiger AI’s futures service capabilities. Also, beyond its original dual-model setup, Tiger AI has now integrated with the Claude model, evolving into a triple-model intelligent assistant. Additionally, we further expanded our derivatives trading offerings by officially launching Hong Kong index options trading, alongside the TWAP (Time-Weighted Average Price) order function for options.

Our corporate business continued to perform well in the first quarter of 2026. We underwrote 10 Hong Kong IPOs, including industry-leading AI players “MiniMax” and “Zhipu AI”. We also completed two major U.S. SPAC IPOs, namely Fortress Value Acquisition Corp. V and KPET Ultra Paceline Corp. Additionally, investor demands for Hong Kong IPO subscriptions remained strong, the total subscription amount on the Tiger platform has exceeded HK$1 trillion year-to-date in 2026. In our ESOP business, we added 42 new clients in the first quarter, bringing our aggregate ESOP client count to 790 as of March 31, 2026.

To demonstrate our confidence in the Company's long-term growth prospects and our commitment to delivering shareholder value, our board of directors has approved a share repurchase program of up to US$50 million, to be implemented over a 12-month period from June 1, 2026.”

Financial Highlights for First Quarter 2026

•
Total revenues were US$154.9 million, an increase of 26.3% year-over-year and a decrease of 11.8% quarter-over-quarter.
•
Total net revenues were US$136.7 million, an increase of 27.1% year-over-year and a decrease of 12.7% quarter-over-quarter.
•
Net loss attributable to ordinary shareholders of UP Fintech was US$26.9 million compared to a net income attributable to ordinary shareholders of UP Fintech of US$30.4 million in the same quarter of last year.
•
Non-GAAP net loss attributable to ordinary shareholders of UP Fintech was US$23.8 million, compared to a non-GAAP net income attributable to ordinary shareholders of UP Fintech of US$36.0 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for First Quarter 2026

•
Total account balance increased 28.4% year-over-year to US$58.9 billion.
•
Total margin financing and securities lending balance increased 19.5% year-over-year to US$6.2 billion.
•
Total number of customers with deposit increased 11.3% year-over-year to 1,282.8 thousand.

Selected Operating Data for First Quarter 2026

	As of and for the three months ended
	March 31,	December 31,	March 31,
	2025	2025	2026
In 000's
Number of customer accounts	2,526.7	2,657.5	2,696.1
Number of customers with deposits	1,152.9	1,253.9	1,282.8
Number of options and futures contracts traded	20,400.7	26,751.6	23,992.2
In USD millions
Trading volume	217,453.6	316,599.0	323,907.4
Trading volume of stocks	59,453.4	79,637.7	92,160.7
Total account balance	45,861.9	60,806.7	58,880.0

First Quarter 2026 Financial Results

REVENUES

Total revenues were US$154.9 million, an increase of 26.3% from US$122.6 million in the same quarter of last year.

Commissions were US$67.2 million, an increase of 15.3% from US$58.3 million in the same quarter of last year, due to an increase in trading volume.

Financing service fees were US$2.4 million, a decrease of 4.6% from US$2.6 million in the same quarter of last year, primarily due to a decrease of the account balance of our fully disclosed account customers.

Interest income was US$64.5 million, an increase of 19.8% from US$53.8 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities of our consolidated account customers.

Other revenues were US$20.7 million, an increase of 161.4% from US$7.9 million in the same quarter of last year, primarily due to the increase of our wealth management service revenue.

Interest expense was US$18.1 million, an increase of 20.6% from US$15.0 million in the same quarter of last year, primarily due to the increase in funding for margin financing activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$89.2 million, an increase of 32.9% from US$67.1 million in the same quarter of last year.

Execution and clearing expenses were US$5.0 million, a decrease of 5.5% from US$5.3 million in the same quarter of last year due to more self-clearing of US and HK equities.

Employee compensation and benefits expenses were US$46.8 million, an increase of 38.5% from US$33.8 million in the same quarter of last year, primarily due to higher performance-based bonus accruals and the increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.7 million, an increase of 24.9% from US$2.1 million in the same quarter of last year, due to the increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$13.6 million, an increase of 38.9% from US$9.8 million in the same quarter of last year due to increased IT-related service fees.

Marketing and branding expenses were US$14.0 million, an increase of 28.9% from US$10.9 million in the same quarter of last year, primarily due to higher marketing spending this quarter.

General and administrative expenses were US$7.0 million, an increase of 36.8% from US$5.1 million in the same quarter of last year due to increased travel expenses and other professional services.

NET LOSS/INCOME attributable to ordinary shareholders of UP Fintech

Net loss attributable to ordinary shareholders of UP Fintech was US$26.9 million, as compared to a net income attributable to ordinary shareholders of UP Fintech of US$30.4 million in the same quarter of last year. Net loss per ADS (1 ADS represents 15 Class A ordinary shares) – diluted was US$0.151, as compared to a net income per ADS – diluted of US$0.166 in the same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, was US$23.8 million, as compared to US$36.0 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net loss per ADS – diluted was US$0.134 as compared to a non-GAAP net income per ADS – diluted of US$0.198 in the same quarter of last year.

For the first quarter of 2026, the Company’s weighted average number of ADSs used in calculating non-GAAP net loss per ADS – diluted was 177,975,928. As of March 31, 2026, the Company had a total of 2,680,509,912 Class A and B ordinary shares outstanding, or the equivalent of 178,700,661 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of March 31, 2026, the Company's cash and cash equivalents and term deposits were US$598.1 million, compared to US$793.1 million as of December 31, 2025.

Recent Development

As previously disclosed, on May 22, 2026, certain subsidiaries of the Company received notices from the China Securities Regulatory Commission Beijing Bureau (the “CSRC Beijing Bureau”) indicating that the CSRC Beijing Bureau had initiated an investigation into their suspected illegal operations of securities, fund and futures business, and found that these subsidiaries had conducted unlicensed cross-border securities business and illegal activities relating to the fund and futures business in mainland China. Based on its findings, the CSRC Beijing Bureau has imposed administrative penalties in the aggregate amount of approximately RMB308.1 million and confiscation of illegal income in the aggregate amount of approximately RMB103.1 million. The unaudited financial statements for the three months ended March 31, 2026 included in this earnings release have reflected the impact of this subsequent event. These amounts were included in “Others, net” of the unaudited condensed consolidated statements of comprehensive income for the three months ended March 31, 2026.

Share Repurchase Program

On June 1, 2026, the Company's board of directors approved a share repurchase program (the "Repurchase Program"), under which the Company may repurchase its Class A ordinary shares, including in the form of ADSs, with an aggregate value of up to US$50 million for a period of 12 months from June 1, 2026 to June 1, 2027. The Company expects to fund the repurchases out of its existing cash balance.

Under the Repurchase Program, the Company may repurchase its Class A ordinary shares, including in the form of ADSs, from time to time through various means, including open market transactions, privately negotiated transactions, block trades, and/or any combination thereof, in compliance with applicable laws and regulations. The number of Class A ordinary shares repurchased, including in the form of ADSs, and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Company's general business conditions and other factors. The Company’s board of directors will review the Repurchase Program periodically, and may authorize adjustment of its terms and size, or suspend or discontinue the Repurchase Program at any time, subject to applicable laws, rules and regulations and the Company’s internal policies.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on June 2, 2026, U.S. Eastern Time (8:00 PM on June 2, 2026, Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before receiving the dial-in number. Preregistration may take a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link:

https://register-conf.media-server.com/register/BI1221db57899b4bcf85a953ae4c200d14

It will automatically lead to the registration page of "UP Fintech Holding Limited First Quarter 2026 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided a confirmation email with a participant dial-in number and personal PIN to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating costs and expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in inflation and interest rate; technological advancements; changes in the Company’s revenues and certain cost or expense accounting policies and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries; changes in geopolitical policies and conditions; rapid developments in the AI, virtual currency and blockchain industries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 24, 2026. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars ("US$"))

	As of December 31,	As of March 31,
	2025	2026
	US$	US$
Assets:
Cash and cash equivalents	791,016,893	595,974,411
Cash-segregated for regulatory purpose	3,401,889,322	3,897,654,293
Term deposits	2,061,474	2,078,577
Receivables from customers (net of allowance of US$5,050,501 and US$5,044,026 as of December 31, 2025 and March 31, 2026)	1,785,416,288	1,851,557,353
Receivables from brokers, dealers, and clearing organizations	2,032,966,861	2,185,128,995
Financial instruments held, at fair value	85,541,628	202,572,083
Prepaid expenses and other current assets	33,956,983	29,345,591
Amounts due from related parties	19,077,760	23,951,224
Total current assets	8,151,927,209	8,788,262,527
Non-current assets:
Right-of-use assets	11,674,596	10,130,225
Property, equipment and intangible assets, net	14,364,025	13,941,843
Crypto assets held	4,339,298	3,903,758
Goodwill	2,492,668	2,492,668
Long-term investments	9,810,822	9,815,850
Equity method investment	10,585,414	10,713,656
Other non-current assets	10,932,109	13,638,718
Deferred tax assets	10,404,896	8,804,181
Total non-current assets	74,603,828	73,440,899
Total assets	8,226,531,037	8,861,703,426
Current liabilities:
Payables to customers	5,095,965,998	5,988,068,632
Payables to brokers, dealers and clearing organizations:	1,903,912,312	1,735,505,600
Accrued expenses and other current liabilities	111,689,582	169,128,871
Lease liabilities-current	6,777,918	6,617,571
Convertible bonds-current	111,178,103	4,200,000
Amounts due to related parties	69,935,059	53,194,936
Total current liabilities	7,299,458,972	7,956,715,610
Convertible bonds	51,000,000	52,767,757
Lease liabilities-non-current	4,198,997	2,589,051
Deferred tax liabilities	1,694,325	1,959,977
Total liabilities	7,356,352,294	8,014,032,395
Mezzanine equity
Redeemable non-controlling interest	4,946,478	5,137,047
Total Mezzanine equity	4,946,478	5,137,047
Shareholders’ equity:
Class A ordinary shares	25,802	25,829
Class B ordinary shares	976	976
Additional paid-in capital	634,203,244	639,067,499
Statutory reserve	15,587,049	15,587,049
Retained earnings	208,408,915	181,665,435
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive income	9,454,230	8,634,670
Total UP Fintech shareholders’ equity	865,507,397	842,808,639
Non-controlling interests	(275,132)	(274,655)
Total equity	865,232,265	842,533,984
Total liabilities, mezzanine equity and equity	8,226,531,037	8,861,703,426

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended
	March 31,	December 31,	March 31,
	2025	2025	2026
	US$	US$	US$
Revenues:
Commissions	58,307,151	70,831,784	67,217,154
Interest related income
Financing service fees	2,560,432	2,665,790	2,442,048
Interest income	53,805,393	71,278,563	64,474,818
Other revenues	7,936,987	30,798,536	20,744,620
Total revenues	122,609,963	175,574,673	154,878,640
Interest expense	(15,041,810)	(19,033,392)	(18,143,780)
Total Net revenues	107,568,153	156,541,281	136,734,860
Operating costs and expenses:
Execution and clearing	(5,338,917)	(5,322,380)	(5,042,802)
Employee compensation and benefits	(33,805,808)	(50,325,415)	(46,824,633)
Occupancy, depreciation and amortization	(2,149,308)	(2,853,458)	(2,684,990)
Communication and market data	(9,794,869)	(14,488,775)	(13,600,445)
Marketing and branding	(10,867,048)	(15,831,013)	(14,007,796)
General and administrative	(5,136,346)	(14,026,279)	(7,025,613)
Total operating costs and expenses	(67,092,296)	(102,847,320)	(89,186,279)
Other income (expense):
Others, net	(1,340,064)	435,182	(64,096,122)
Income (loss) before income tax	39,135,793	54,129,143	(16,547,541)
Income tax expenses	(8,549,158)	(8,763,336)	(10,186,323)
Net income (loss)	30,586,635	45,365,807	(26,733,864)
Less: net income attributable to non-controlling interests	11,527	15,299	9,616
Accretion of redeemable non-controlling interests to redemption value	(155,983)	(118,370)	(111,189)
Net income (loss) attributable to ordinary shareholders of UP Fintech	30,419,125	45,232,138	(26,854,669)
Other comprehensive income (loss), net of tax:
Unrealized gain on available-for-sale investments	—	2,207,391	—
Changes in cumulative foreign currency translation adjustment	3,826,640	4,428,703	(823,503)
Total Comprehensive income (loss)	34,413,275	52,001,901	(27,557,367)
Less: comprehensive income attributable to non-controlling interests	9,845	10,390	5,673
Accretion of redeemable non-controlling interests to redemption value	(155,983)	(118,370)	(111,189)
Total Comprehensive income (loss) attributable to ordinary shareholders of UP Fintech	34,247,447	51,873,141	(27,674,229)
Net income (loss) per ordinary share:
Basic	0.012	0.017	(0.010)
Diluted	0.011	0.016	(0.010)
Net income (loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.173	0.255	(0.151)
Diluted	0.166	0.244	(0.151)
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share:
Basic	2,634,972,699	2,664,351,020	2,669,638,919
Diluted	2,767,093,920	2,819,097,516	2,669,638,919

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended March 31, 2025			For the three months ended December 31, 2025			For the three months ended March 31, 2026
		non-GAAP			non-GAAP			non-GAAP
	GAAP	Adjustment	non-GAAP	GAAP	Adjustment	non-GAAP	GAAP	Adjustment	non-GAAP
	US$	US$	US$	US$	US$	US$	US$	US$	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Share-based compensation		5,621,791			3,677,271			3,051,971
Net income (loss) attributable to ordinary shareholders of UP Fintech	30,419,125	5,621,791	36,040,916	45,232,138	3,677,271	48,909,409	(26,854,669)	3,051,971	(23,802,698)

Net income (loss) per ADS - diluted	0.166		0.198	0.244		0.264	(0.151)		(0.134)
Weighted average number of ADSs used in calculating diluted net income (loss) per ADS	184,472,928		184,472,928	187,939,834		187,939,834	177,975,928		177,975,928